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As filed with the Securities and Exchange Commission on December 24, 2002

Registration No. 333-101717

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM F-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

GROUPE CGI INC./CGI GROUP INC.
(Exact Name of Registrant as Specified in Its Charter)

CGI GROUP INC.
(Translation of Registrant's Name Into English)

Québec, Canada	7374	None
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
CGI Group Inc. 1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8 (514) 841-3200	CGI Information Systems & Management Consultants, Inc. 600 Federal Street Andover, Massachusetts 01810 Attn: Joe Saliba (978) 946-3000
(Address and Telephone Number of Registrant's Principal Executive Offices)	(Name, Address and Telephone Number of Agent for Service)
Copies to:
Jean-René Gauthier, Esq. McCarthy Tétrault LLP Windsor Tower, 5th Floor 1170 Peel Street Montréal Québec Canada H3B4S8 (514) 397-4299	Robert J. Grammig, Esq. Holland & Knight LLP 400 North Ashley Drive Suite 2300 Tampa, Florida 33602 (813) 227-8500

        Approximate date of commencement of proposed sale of the securities to the public: December 9, 2002.

        This registration statement and any amendment thereto shall become effective upon the filing with the United States Securities and Exchange Commission in accordance with Rule 467(a).

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☐

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1. Home Jurisdiction Documents

a.
Offer and Circular dated as of December 6, 2002, including the Letter of Transmittal and Notice of Guaranteed Delivery.(1)

b.
Notice of Change and Variation of the Offer to Purchase dated December 16, 2002, including the Amended Letter of Transmittal and Amended Notice of Guaranteed Delivery.(2)

c.
Notice of Change and Variation of the Offer to Purchase dated December 18, 2002.

Item 2. Informational Legends

a.
See the inside cover page of the Offer and Circular dated as of December 6, 2002.(1)

b.
See the inside cover page of the Notice of Change and Variation of the Offer to Purchase dated December 16, 2002.(2)

c.
See the inside cover page of the Notice of Change and Variation of the Offer to Purchase dated December 18, 2002.

Item 3. Incorporation of Certain Information by Reference

        See "Documents Incorporated by Reference" in the Offer and Circular dated as of December 6, 2002.(1)

Item 4. List of Documents Filed with the Commission

        See "Documents filed as Part of the U.S. Registration Statement" in the Offer and Circular dated as of December 6, 2002.(1)

(1)
Previously filed with the bidder's Form F-8 (File No. 333-101717) filed December 9, 2002.

(2)
Previously filed with the bidder's Amendment No. 1 to Form F-8 (File No. 333-101717) filed December 17, 2002.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. Information has been incorporated by reference in this Offer and Circular from the documents filed with securities commissions or similar authorities in Canada (the permanent information record in Québec), copies of which may be obtained upon request without charge from the Secretary of CGI Group Inc. at 1130 Sherbrooke Street West, Montreal, Québec H3A 2M8 (514) 841-3200.

CGI GROUP INC.

NOTICE OF CHANGE AND VARIATION
OF THE OFFER TO PURCHASE
all of the outstanding common shares of

COGNICASE INC.

on the basis of, at the option of the holder, for each Cognicase Share,

Cdn. $4.25 cash
or
0.5484 Class A Subordinate Shares of CGI Group Inc.,

or any combination thereof,
subject to the maximum aggregate cash consideration and maximum aggregate share consideration
(and corresponding pro-ration) set out in the Offer

        CGI Group Inc. ("CGI" or the "Offeror") hereby gives notice that it is amending its offer dated December 6, 2002 to purchase all of the outstanding common shares (the "Cognicase Shares") of Cognicase Inc. ("Cognicase"), as amended pursuant to a notice of change and variation dated December 16, 2002 (the "Offer"), to confirm that it has commenced discussions with BCE Inc. ("BCE") on the future of BCE's investment in CGI.

        This Notice of Change and Variation should be read in conjunction with the Offer to purchase and accompanying Circular dated December 6, 2002, as amended pursuant to a notice of change and variation dated December 16, 2002.

        Questions and requests for assistance may be directed to CIBC World Markets Inc. and Desjardins Securities Inc. (the "Dealer Managers") and to the Depositary, and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge upon request from those persons at their respective offices shown on the last page of the Letter of Transmittal.

        If your Cognicase Shares are registered in the name of a nominee, you should contact your broker, investment dealer, bank, trust company or other nominee for assistance.

The Dealer Managers for the Offer are:

CIBC World Markets Inc. and Desjardins Securities Inc.

December 18, 2002

(continued from cover)

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The Offer is by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to offer securities pursuant to the Offer and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those in the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and, thus, may not be comparable to financial statements of United States companies.

        Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada, the home country of the Offeror. Such consequences for investors who are resident in, or citizens of, the United States are not described herein.

        The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be adversely affected by the fact that the Offeror is incorporated under the laws of the Province of Québec, Canada, that some of its officers and directors are residents of Canada, that the experts named in the Offer and Circular are residents of Canada, that the Dealer Managers are residents of Canada, and that all or a substantial portion of the assets of the Offeror and said persons are located outside the United States.

        Shareholders should be aware that, during the Offer Period, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or of certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

        This tender offer is made for the securities of a foreign issuer and while the offer is subject to the disclosure requirements of Canada, the country in which Cognicase is incorporated or organized, Shareholders should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

        The enforcement by Shareholders of civil liabilities under the federal securities laws may be affected adversely by the fact that Cognicase is located in a foreign country, and that some or all of its officers and directors are residents of a foreign country.

        Investors should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the issuer's securities subject to the Offer, or of the issuer's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

        Investors should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the issuer's securities subject to the Offer, or of the issuer's related securities, or of the Offeror's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

2

FORWARD LOOKING STATEMENTS

        Certain statements contained in this document are "forward-looking statements" and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward looking statements.

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in their sole discretion, take such actions they may deem necessary to extend the Offer to Shareholders in such jurisdiction.

3

TO: THE HOLDERS OF COMMON SHARES OF COGNICASE

        This Notice of Change and Variation amends and supplements the Offer and Circular dated December 6, 2002, as amended by a notice of change and variation dated December 16, 2002 (the "Original Offer"), of the Offeror pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, all of the issued and outstanding Cognicase Shares (including Cognicase Shares which may become outstanding after the date of the Original Offer upon the exercise of outstanding Options and other Rights). Unless the context otherwise requires, terms denoted by initial capital letters and not defined herein have the meanings set forth in the Original Offer.

        Except as otherwise set forth in this Notice of Change and Variation, the terms and conditions previously set forth in the Original Offer continue to be applicable in all respects. This Notice of Change and Variation should be carefully read in conjunction with the Original Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery.

        All references to the "Offer" in the Original Offer, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Change and Variation mean the Original Offer, as hereby amended.

1.    Relationship with BCE Inc.

        The Offeror amends the Original Offer to confirm that it has commenced discussions with BCE on the future of BCE's investment in CGI.

        BCE informed CGI that its prior publicly stated intentions, to dispose of the control block in CGI following the exercise of the put and call rights in 2003 and 2004, is no longer BCE's preferred course of action. Reference is made to the headings "Options Agreement—Put Rights of the Majority Shareholders" and "—Call Right of BCE" in Schedule "A" to the Circular.

        While no final decisions have been made, CGI and BCE have commenced discussions to develop a plan with the following objectives:

  (i)
  to enhance the value of CGI by ensuring the continuity of CGI's management and CGI's ability to deliver high quality services to its customers; and

  (ii)
  to realize the maximum value of BCE's investment in CGI.

        BCE has also informed CGI that if BCE were to divest a portion of its investment in CGI, this would be done in an orderly manner.

        BCE has confirmed that the existing commercial alliance between BCE and CGI will be maintained, including the various outsourcing and consulting services agreements provided by CGI to the BCE companies.

        In order to allow appropriate time for these discussions, CGI's Majority Shareholders have agreed with BCE to defer until April 15, 2003 the exercise date of the Majority Shareholders' put rights agreed upon in the Options Agreement. Except for this deferral, the Options Agreement remains unchanged.

2.    Time for Acceptance

        The Offer is open for acceptance until the Expiry Time on the Expiry Date, unless extended or withdrawn. Cognicase Shares may be deposited pursuant to the Offer in accordance with the provisions of Section 2 of the Original Offer, "Time for Acceptance".

4

3.    Take-Up and Payment for Deposited Cognicase Shares

        If all of the conditions of the Offer are satisfied or waived by the Offeror at or prior to the Expiry Time, the Offeror will be obligated to take-up and pay for the Cognicase Shares validly deposited and not withdrawn under the Offer no later than as required by applicable securities laws as described in Section 7 of the Original Offer, "Payment for Deposited Cognicase Shares".

4.    Withdrawal of Deposited Cognicase Shares

        All deposits of Cognicase Shares pursuant to the Offer are irrevocable, except as provided in Section 8 of the Original Offer, "Withdrawal of Deposited Cognicase Shares".

5.    Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

5

APPROVAL AND CERTIFICATES

        The contents of the Offer, the Circular and this Notice of Change and Variation have been approved, and the sending, communication or delivery thereof to the holders of Cognicase Shares has been authorized, by the board of directors of the Offeror. The foregoing together with the documents incorporated therein by reference contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the Cognicase Shares which are the subject of the Offer, as varied by this Notice of Change and Variation.

Dated: December 18, 2002

CGI GROUP INC.

(signed) SERGE GODIN Chairman of the Board and Chief Executive Officer	(signed) ANDRÉ IMBEAU Executive Vice-President and Chief Financial Officer

On behalf of the Board of Directors

(signed) PAULE DORÉ Director	(signed) CLAUDE CHAMBERLAND Director

Offices of the Depositary

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

Attn: Corporate Actions

Toll Free: 1-800-564-6253

By Hand or Courier	By Hand or Courier
Montreal	Toronto
650 de Maisonneuve West 7th Floor Montreal, Québec	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1
Attn: Corporate Actions	Attn: Corporate Actions

Office of the Dealer Managers in Canada

CIBC WORLD MARKETS INC. 600 de Maisonneuve Blvd. West Suite 3050 Montreal, Québec H3A 3J2	DESJARDINS SECURITIES INC. 1 Complexe Desjardins 29th Floor, South Tower Montreal, Québec H5B 1J2
Tel: (514) 847-6300 Facsimile: (514) 847-6430	Tel: (514) 281-2244 Facsimile: (514) 842-7975

Any questions and requests for assistance may be directed by Shareholders to the Depositary at its telephone number set out above.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION

        Under the Companies Act (Québec), a company shall assume the defense of its directors and officers in any action prosecuted by a third person for an act done in the exercise of his duties and shall pay damages, if any, resulting from that act, unless the director or officer has committed a grievous offense or a personal offense separable from the exercise of his duties. However, in a penal or criminal proceeding, the company shall assume only the payment of the expenses of its director or officer if he had reasonable grounds to believe that his conduct was in conformity with the law, or the payment of the expenses of a director or officer, if he has been freed or acquitted. The Registrant's bylaws provide that the board of directors may purchase, for the benefit of its directors, officers or their predecessors or any other person who has assumed or who is about to assume a responsibility on behalf of the Registrant or any corporation controlled by it, insurance covering the liability they incur for having acted in their capacity as directors or officers of the company, with the exception of the liability resulting from their own negligence or a personal fault separable from the performance of their duties. The Registrant maintains directors' and officers' liability insurance.

        The Registrant has purchased a policy of insurance for the benefit of itself and the directors and officers of the Registrant against liability incurred by the directors and officers in the performance of their duties. The aggregate amount of coverage is U.S. $200 million in respect of any one occurrence. By the terms of the policy, in circumstances where a director or officer has a claim against the Registrant in respect of a loss covered by the policy, the Registrant may claim on the policy for 100% of the loss less the deductible of (i) U.S. $500,000 for claims in the United States, (ii) U.S. $250,000 for claims in Canada, and (iii) U.S. $100,000 for all other claims, applicable to a personal suit against directors claim which may be indemnified by the Registrant under the policy. In addition, where a director or officer has a claim against the insurers in respect of a loss covered by the policy, the director or officer may claim on the policy for 100% of the loss.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

        The following documents are filed as exhibits to this registration statement:

  1.1
  Press Release dated December 6, 2002.(3)

  1.2
  Form of Advertisement.(3)

  1.3
  Form of Advertisement.(4)

  1.4
  Press Release dated December 18, 2002.

  1.5
  Press Release dated December 23, 2002.

  2.1
  Form of Letter of Transmittal.(3)

  2.2
  Form of Notice of Guaranteed Delivery.(3)

  2.3
  Lock-Up Agreement dated December 6, 2002 entered into between the Registrant and the National Bank of Canada, a Canadian chartered bank.(3)

  2.4
  Confidentiality Agreement dated November 28, 2002 entered into between the Registrant and the National Bank of Canada, a Canadian chartered bank.(3)

  2.5
  Exclusivity Agreement dated November 29, 2002 entered into between the Registrant and the National Bank of Canada, a Canadian chartered bank.(3)

  2.6
  Form of Depositary Agreement entered into between the Registrant and Computershare Trust Company of Canada.(3)

  2.7
  Form of Dealer Managers Engagement Letter entered into between the Registrant, CIBC World Markets Inc. and Desjardins Securities Inc.(3)

  2.8
  Form of Amended Letter of Transmittal.(4)

  2.9
  Form of Amended Notice of Guaranteed Delivery.(4)

  3.1
  Annual Information Form of the Registrant dated February 15, 2002, for the fiscal year ended September 30, 2001.(1)

  3.2
  Audited Comparative Consolidated Financial Statements of the Registrant and the notes thereto for the fiscal year ended September 30, 2002, together with the auditors' report thereon.(2)

  3.3
  Management's Discussion and Analysis of Financial Position and Results of Operation of the Registrant for the fiscal year ended September 30, 2002.(2)

  3.4
  Information Circular of the Registrant dated December 12, 2001 in connection with the annual general meeting of shareholders held on January 21, 2002, excluding those portions thereof which appear under the headings "Report of the Human Resources and Corporate Governance Committee on the Remuneration of Directors and Named Executive Officers", "Remuneration of Named Executive Officers—Performance Graph" and "Corporate Governance" in the Information Circular (which portions shall be deemed not to have been incorporated by reference).(3)

  4.1
  Consent of Samson Bélair Deloitte & Touche, Chartered Accountant.(3)

  4.2
  Consent of McCarthy Tétrault LLP.(3)

  5.1
  Power of Attorney of certain officers and directors of the Registrant.(3)

(1)
Incorporated by reference to the Registrant's Form 6-K (File No. 000-29716) filed January 22, 2002.

(2)
Incorporated by reference to the Registrant's Form 6-K (File No. 000-29716) filed December 6, 2002.

(3)
Previously filed as an exhibit to the bidder's Form F-8 (File No. 333-101717) filed December 9, 2002.

(4)
Previously filed as an exhibit to the bidder's Amendment No. 1 to Form F-8 (File No. 333-101717) filed December 17, 2002.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

        (a)  Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

        (b)  Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this form.

Item 2. Consent to Service of Process.

        (a)  On December 9, 2002, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

        (b)  Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this registration statement.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Montreal, Province of Québec, Canada, as of the 23rd day of December, 2002.

CGI GROUP INC. (Registrant)
By:	/s/ SERGE GODIN
Serge Godin, Chairman of the Board and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Capacity	Date

/s/ SERGE GODIN Serge Godin	Chairman of the Board and Chief Executive Officer	December 23, 2002
* Jean Bassard	Vice Chairman of the Board	December 23, 2002
* Paule Doré	Executive Vice President, Chief Corporate Officer and Director	December 23, 2002
* André Imbeau	Executive Vice President, Chief Financial Officer and Director	December 23, 2002
* David Anderson	Senior Vice President and Corporate Controller	December 23, 2002
* Yvan Allaire	Director	December 23, 2002
* William D. Anderson	Director	December 23, 2002
* Claude Boivin	Director	December 23, 2002
* Claude Chamberland	Director	December 23, 2002

* David L. Johnston	Director	December 23, 2002
* Eileen A. Mercier	Director	December 23, 2002
* C. Wesley M. Scott	Director	December 23, 2002
* Siim A. Vanaselja	Director	December 23, 2002

*By:
/s/ SERGE GODIN Serge Godin Attorney in fact

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of CGI Group Inc. in the United States, on December 23, 2002.

CGI Information Systems & Management Consultants, Inc. (Authorized Representative)
By:	/s/ JOE SALIBA Joe Saliba, President

EXHIBIT INDEX

1.1	Press Release dated December 6, 2002.(3)
1.2	Form of Advertisement.(3)
1.3	Form of Advertisement.(4)
1.4	Press Release dated December 18, 2002.
1.5	Press Release dated December 23, 2002.
2.1	Form of Letter of Transmittal.(3)
2.2	Form of Notice of Guaranteed Delivery.(3)
2.3	Lock-Up Agreement dated December 6, 2002 entered into between the Registrant and the National Bank of Canada, a Canadian chartered bank.(3)
2.4	Confidentiality Agreement dated November 28, 2002 entered into between the Registrant and the National Bank of Canada, a Canadian chartered bank.(3)
2.5	Exclusivity Agreement dated November 29, 2002 entered into between the Registrant and the National Bank of Canada, a Canadian chartered bank.(3)
2.6	Form of Depositary Agreement entered into between the Registrant and Computershare Trust Company of Canada.(3)
2.7	Form of Dealer Managers Engagement Letter entered into between the Registrant, CIBC World Markets Inc. and Desjardins Securities Inc.(3)
2.8	Form of Amended Letter of Transmittal.(4)
2.9	Form of Amended Notice of Guaranteed Delivery.(4)
3.1	Annual Information Form of the Registrant dated February 15, 2002, for the fiscal year ended September 30, 2001.(1)
3.2	Audited Comparative Consolidated Financial Statements of the Registrant and the notes thereto for the fiscal year ended September 30, 2002, together with the auditors' report thereon.(2)
3.3	Management's Discussion and Analysis of Financial Position and Results of Operation of the Registrant for the fiscal year ended September 30, 2002.(2)
3.4	Information Circular of the Registrant dated December 12, 2001 in connection with the annual general meeting of shareholders held on January 21, 2002, excluding those portions thereof which appear under the headings "Report of the Human Resources and Corporate Governance Committee on the Remuneration of Directors and Named Executive Officers", "Remuneration of Named Executive Officers—Performance Graph" and "Corporate Governance" in the Information Circular (which portions shall be deemed not to have been incorporated by reference).(3)
4.1	Consent of Samson Bélair Deloitte & Touche, Chartered Accountants.(3)
4.2	Consent of McCarthy Tétrault LLP.(3)
5.1	Power of Attorney of certain officers and directors of the Registrant.(3)

(1)
Incorporated by reference to the Registrant's Form 6-K (File No. 000-29716) filed January 22, 2002.

(2)
Incorporated by reference to the Registrant's Form 6-K (File No. 000-29716) filed December 6, 2002.

(3)
Previously filed as an exhibit to the bidder's Form F-8 (File No. 333-101717) filed December 9, 2002.

(4)
Previously filed as an exhibit to the bidder's Amendment No. 1 to Form F-8 (File No. 333-101717) filed December 17, 2002.

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PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
  Item 1. Home Jurisdiction Documents
  Item 2. Informational Legends
  Item 3. Incorporation of Certain Information by Reference
  Item 4. List of Documents Filed with the Commission
APPROVAL AND CERTIFICATES
PART II
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
  Item 1. Undertakings.
  Item 2. Consent to Service of Process.
SIGNATURES
AUTHORIZED REPRESENTATIVE
EXHIBIT INDEX